UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 08, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 7 December 2021

Not for distribution in the United States of America

Orange issues new bonds for a total notional of 1 billion

Orange issues a 12-year 0.625% EUR 1 billion bond.

Currency	Format	Term	Notional	Coupon	Re-offer spread
EUR	Fixed rate	2033	1 billion	0.625%	m/s + 55 bps

With this offering, Orange is pursuing its prudent and active balance sheet management policy.

About Orange

Orange is one of the world s leading telecommunications operators with sales of 42.3 billion euros in 2020 and 137,000 employees worldwide at 30 September 2021, including 79,000 employees in France. The Group has a total customer base of 266 million customers worldwide at 30 September 2021, including 222 million mobile customers and 22 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Tom Wright; tom.wright@orange.com; +33 6 78 91 35 11

CAUTION: NOT FOR DISTRIBUTION IN THE UNITED STATES

This press release, of a purely informative nature, is not and cannot in any way be construed as an offering to sell any securities, or as a solicitation of any offer to buy securities, in any jurisdiction, including the United States, Japan, Australia, Canada and the United Kingdom. The securities mentioned in this press release have not been and will not be registered pursuant to the US Securities Act of 1933, as modified. They cannot be offered or sold in the United States absent registration or an exemption from registration. No public offer of these securities has been or will be made in the United States or elsewhere.

ORANGE

Date: December 08, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations